
06016096



Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 20, 2006

File No. 82 - 3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	July 20, 2006	Unaudited Financial Results for the quarter ended June 30, 2006.
2	Circular issued by the Securities and Exchange Board of India	July 20, 2006	Secretarial Audit Report for the quarter ended June 30, 2006.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a


RECEIVED

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2006.

In continuation of our letter dated June 12, 2006, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter ended June 30, 2006, duly approved by the Board of Directors of the Company at its meeting held today. The Media Release issued by the Company is also enclosed.

The Unaudited Financial Results for the quarter ended June 30, 2006 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

The Secretary
The Stock Exchange, Mumbai



Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2006	**2005**	**2006 (Audited)**
1.	Turnover	26,166	19,884	89,124
	Less: Excise Duty / Service Tax recovered	1,644	2,100	7,913
	Net Turnover	24,522	17,784	81,211
2.	Other Income	44	194	683
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	(627)	(1,490)	(2,131)
	(b) Consumption of raw materials / traded goods	18,152	13,540	58,343
	(c) Staff cost	318	253	978
	(d) Other expenditure	2,442	1,915	9,722
4.	Interest and finance charges	266	237	877
5.	Depreciation	907	791	3,401
6.	**Profit before tax**	**3,108**	**2,732**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	356	246	931
8.	Provision for Deferred Tax	205	176	704
9.	**Net Profit**	**2,547**	**2,310**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			43,761
12.	**Earnings per share (of Rs. 10)**			
	Basic	18.3	16.6	65.1
	Diluted	18.3	16.6	65.1

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 490 crore (US$ 106 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 8 crore (US$ 2 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

3. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 3 crore for the quarter

4. Provision for Current Tax includes, Provision for Fringe Benefit Tax of Rs 6 crore (US$ 1 million) (Previous Year Rs 5 crore)

5. There were no investors' complaints pending as on April 1, 2006. All the 1,654 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th June 2006.

6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 20th July 2006 approved the above results and its release.

7. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th June, 2006.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2006

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2006		2005		**2006 (Audited)**	
1.	**Segment Revenue**						
	- Petrochemicals	9,787		6,670		32,802	
	- Refining	20,862		16,095		71,117	
	- Others	530		413		1873	
	Gross Turnover (Turnover and Inter Segment Transfers)	**31,179**		**23,178**		**105,792**	
	Less: Inter Segment Transfers	5,013		3,294		14,854	
	Turnover	**26,166**		**19,884**		**90,938**	
	Less: Excise Duty Recovered on Sales	1,644		2,100		7,913	
	Net Turnover		**24,522**		**17,784**		**83,025**
2.	**Segment Results**						
	- Petrochemicals	1,087		882		4,713	
	- Refining	2,035		1,788		5,916	
	- Others	284		219		1,112	
	Total Segment Profit before Interest and Tax		**3,406**		**2,889**		**11,741**
	(i) Interest Expense		(266)		(237)		(935)
	(ii) Interest Income		22		143		492
	(iii) Other Unallocable Income Net of Expenditure		(54)		(63)		(270)
	Profit before Tax		**3,108**		**2,732**		**11,028**
	(i) Provision for Current Tax		(356)		(246)		926
	(ii) Provision for Deferred Tax		(205)		(176)		704
	Profit after Tax		**2,547**		**2,310**		**9,398**
3.	**Capital Employed**						
	- Petrochemicals		29,042		9,023		31,039
	- Refining		40,035		22,204		35,688
	- Others		7,084		16,920		6,502
	- Unallocated Corporate		4,296		16,662		6,570
	Total Capital Employed		**80,457**		**64,808**		**79,799**

Notes to Segment Information for the quarter ended June 30, 2006:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 20, 2006



Reliance

TURNOVER OF RS 26,166 CRORES (US$ 5,683 MILLION) FOR THE QUARTER, AN INCREASE OF 32%

NET PROFIT OF RS 2,547 CRORES (US$ 553 MILLION) FOR THE QUARTER, AN INCREASE OF 10%

Mumbai, 20th July 2006 - Reliance Industries Ltd. has announced its unaudited results for the first quarter ended 30th June, 2006. **Turnover of Rs. 26,166 crore** (US $ 5,683 million). **Net Profit of Rs. 2,547 crore** (US $ 553 million) - **the highest in the private sector.**

The performance highlights of Reliance Industries Limited for the quarter ended 30th June 2006 are:

- **Turnover** of Rs. 26,166 crore (US$ 5,683 million) against Rs. 19,884 crore for the corresponding previous quarter, an increase of 32%
- **Operating Profit (PBDIT)** of Rs. 4,281 crore (US$ 930 million) against Rs. 3,760 crore for the corresponding previous quarter, an increase of 14%.
- **Cash Profit** of Rs. 3,659 crore (US$ 795 million) against Rs. 3,277 crore for the corresponding previous quarter, an increase of 12%.
- **Net Profit** of Rs. 2,547 crore (US$ 553 million) against Rs. 2,310 crore for the corresponding previous quarter, an increase of 10%.
- **Earnings Per Share (EPS)** for the quarter is Rs. 18.3 (US$ 0.40)
- **Contribution to the national exchequer,** for the quarter in the form of various taxes is Rs. 3,323 crore (US$ 722 million)
- The Company's production of oil & gas and petrochemicals, including toll conversion, is **3.52 million tonnes** during the quarter, against 3.29 million tonnes for the corresponding previous quarter, **an increase of 7%.**
- **Exports** of manufactured products were Rs. 13,270 crore (US$ 2,882 million), against Rs. 7,144 crore for the corresponding previous quarter, an increase of 86%.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com



The Company has also reconciled its profits with US GAAP. Reconciliation of Net Profit as per Indian GAAP and US GAAP is as under:

	Indian GAAP		US GAAP	
	Rs Crs	**$ MM**	**Rs Crs**	**$ MM**
Net Profit	**2,547**	**553**	**2,513**	**546**
Difference			**(34)**	**(7)**

The difference is mainly on account of consolidation of affiliates and effects of exchange variation.

Commenting on the results, Chairman Mukesh Ambani said

"It has been an excellent quarter for RIL. All our businesses have recorded a robust performance in a very challenging environment. I am very excited about RIL's future as we continue to commit our cash flows in expanding our existing and new businesses."


Reliance

Management's Discussion & Analysis

Business Review:

Oil & Gas (E&P):

RIL's oil and gas strategy is aimed at further enhancing the level of vertical integration in its energy business, and capturing value across the entire energy chain, while fulfilling important national priorities. For RIL, investment in oil and gas exploration and production is an opportunity to strengthen energy security of India.

RIL is the largest exploration acreage holder among the private sector companies in India with 34 domestic exploration blocks covering an area of about 331,000 square kilometres. RIL holds a 30% interest in an unincorporated joint venture with British Gas and ONGC, to develop the proven Panna-Mukta and Tapti oil & gas fields. RIL also has exploration and production rights to 5 coal bed methane blocks covering an area of about 4,000 sq.km.

In addition to its domestic portfolio, RIL has interests in one exploration block each in Yemen, and Oman. During the quarter, RIL was awarded one deepwater offshore block in Timor Leste.

NELP Blocks

In the 1st round of the New Exploration Licensing Policy (NELP-I) of Government of India, 12 exploration blocks were awarded to RIL. In the 2nd round, Reliance won another 4 exploration blocks. RIL was awarded 9 blocks under the 3rd round of NELP and one block under the 4th round of NELP. In the last round of NELP bidding (NELP V), RIL was awarded 5 exploration blocks. The production sharing contracts (PSC) have been signed and Petroleum Exploration License (PEL) for all these blocks has been obtained.

The company and various partners, including ONGC Ltd. and Oil India Ltd., were awarded two exploration blocks prior to NELP. The Company has also acquired the operating rights of four exploration blocks in India from Tullow Oil plc, a UK Company.

Three blocks out of the above-awarded blocks have been relinquished as the expected deposits were found to be sub-economic.

During the quarter, discovery notification for MA1 well drilled in deepwater block D6 in the Krishna Godavari Basin was submitted to DGH. Testing has been done in two zones located three kilometers below sea level. More than size, this discovery signifies a large geological play that could result in future discoveries. The discovery has potential for both crude oil and natural gas.

RIL had struck oil in the shallow water block KG III6. The commerciality of the discovery is under evaluation.

The Development Plan for discoveries Dhirubhai 1 & 3 of KGD6 block envisages initial plateau production of 40 MMSCMD from these fields with the provision of modular expansion to address



future discoveries and markets. Based on the upside potential of the block, options of higher plateau production from the fields is being evaluated. This entails implementing one of the largest deep-water gas development projects in the world

Reliance Gas Transportation Infrastructure Limited is implementing a pipeline project for transportation of gas. The 48 inch, 1400 KM east coast to west coast pipeline will traverse the states of Andhra Pradesh, Karnataka, Maharashtra and Gujarat.. RIL will exercise management control over the pipeline company without any obligation to invest in the equity of the company.

PMT Blocks

During the quarter, the Panna-Mukta fields produced 381,997 MT of crude oil and 12,247 mmscf (347 mmscm) of gas.

The Tapti field produced 25,819 MT of condensate and 18,451 mmscf (522 mmscm) of gas during the quarter.

CBM Blocks

The exploration programme in the CBM blocks of RIL is also progressing as per plan. Gas In Place (GIP) estimate of 3.65 TCF has been concurred by DGH for Sohagpur East and West Blocks. Plans are being made to produce commercial CBM for the first time in the country by 2009.

Overseas Blocks

In the Yemen onshore block where RIL had oil discoveries, the development plan was approved by Ministry of Yemen. A total of 7 development wells have been drilled so far.

In the Oman offshore block where RIL is the Operator, the existing seismic data has been collected and 2D reprocessing of data is underway.

Refining & Marketing (R&M)

Reliance operates a 660 kbpsd refinery at Jamnagar, which is the world's third largest refinery at any single location, with associated petrochemical integration and a Nelson complexity index of 11.3.

During the period under review, the domestic demand for petroleum products increased by 3.9% against 2.1% demand reduction in the first quarter of last year mainly due to higher demand growth in aviation turbine fuel, diesel and gasoline.

The consumption of HSD, which accounts for more than a third of the total consumption of petroleum products, registered a healthy growth of 7.7%, against a reduction of 1.3% during the first quarter of the previous year. LPG demand increased by 2.7% against 0.9% growth during the same period of last year. Demand for MS grew by 7.2%. The demand of aviation turbine fuel grew by 27.6% during the quarter. Naphtha sales reduced by 6.8% and Kerosene sales increased by 0.5%.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India
Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560
Internet : www.ril.com
E-mail : ccd1@ril.com



The average prices of WTI, Brent and Dubai for the quarter were $ 70.49 per barrel, $ 69.65 per barrel and $ 64.86 per barrel respectively while the peak prices were $ 74.56 per barrel, $ 74.45 and $ 68.35 per barrel respectively.

International Energy Agency has projected a world oil product demand growth of 1.24 million bpd for 2006 against a growth in demand of 1.11 million bpd in 2005.

The refinery margins were robust in all the regions as product price increases were higher than the concomitant rise in crude oil prices. Singapore complex margins averaged 8.9 $/bbl during the quarter compared to 7.12 $/bbl in corresponding period last year.

During the period under review, Reliance recorded 91% capacity utilisation at its Jamnagar Refinery and processed 7.51 million tons of crude. During the quarter, capacity utilisation was impacted by a scheduled maintenance shutdown in May 2006.

The capacity utilisation of RIL's refinery during the quarter, compares favorably with the utilisation rates for other refineries, both in India and abroad, which were 87% for North America, 85% for Europe, and 86% for Asia Pacific region.

Exports of refined products touched US$ 2.26 billion demonstrating RIL's capability to service developed markets across the globe.

The period witnessed a huge pressure on RIL's retail marketing business as a result of unprecedented rise in the crude oil prices and inadequate increase in selling prices of gasoline and diesel.

Government of India has allowed PSU marketing companies to increase prices of HSD and MS by Rs. 2/ltr and Rs 4/ltr respectively in the first week of June. Through this price increase, approximately 16% of the burden of under-recoveries was passed on to the consumers. For the balance significant portion of the under-recoveries, the Government decided to compensate the PSU oil companies through issue of Oil Bonds and assistance from upstream producers.

Private sector marketing companies, including RIL, which have a substantial market share, were unfortunately not included in the scheme of Oil Bonds or upstream assistance. RIL has made representations to the Government for compensation at par with oil PSUs to offset the losses being incurred in retail marketing.

The non level playing field created by the Government subsidy scheme to the oil PSUs, has left RIL with no other option but to increase its retail selling prices. RIL's current retail price is higher by Rs. 2.5/ltr compared to PSU selling prices and this has resulted in a drastic drop in market share of RIL at its retail outlets. Even with this differential in price, RIL is incurring substantial under-recoveries in retail marketing.

While RIL remains committed to the petroleum retail sector, a lack of level playing field between public sector and private sector marketing companies remains an area of concern. Reliance's



substantial investment in a world-class retail network is underutilized due to controls on domestic prices of transportation fuels, apart from a direct impact on all stakeholders including dealers, consumers and employees.

Petrochemicals:

In the petrochemical business RIL has a very competitive portfolio with leadership position in costs and integration that provides a differentiated value proposition to all its customers. RIL is investing in people, processes and technology to provide superior returns through the cycle.

During the quarter under review, petrochemical prices remained strong, primarily backed by firm crude oil and naphtha prices. Margins for majority of petrochemical products were lower compared to previous year mainly on account of higher feed stock prices.

The domestic demand for both polyester and polymer products remained robust during the quarter, with polyester demand registering a growth of 17% and polymers recording a growth of 14%, compared to the corresponding previous quarter.

Polyester:

Reliance is the world's largest producer of polyester fibre and yarn with a combined capacity of 2 million tones after the recent commissioning of 550,000 tonnes per year new polyester capacity. Reliance has a domestic market share of 56% in PFY, PSF and PET.

During the quarter, production volumes of PFY, PSF and PET increased by 29% to 361,000 tonnes due to commissioning of polyester facilities at Hazira and Patalganga. The recently commissioned polyester facilities are operating at high utilization rates and production is being absorbed in domestic and international markets

Reliance has maintained its focus on speciality products, 56% of PSF production and 32% of PFY production represented niche products. With the integration of Trevira, Reliance has now the most diversified portfolio in polyester across commodity, specialty and niche products.

Reliance is one of the largest manufacturers of polyester intermediates in the world. Reliance is world's 4th largest producer of PX, 5th largest producer of MEG and 7th largest producer of PTA. Reliance's domestic market share in PX, PTA and MEG is 81%.

During the quarter, production of PX, PTA and MEG, at 886,000 tonnes increased by 11% compared to corresponding quarter last year. RIL commissioned a 730,000 tonnes per annum PTA plant at Hazira in July 06.

Polymers

Reliance is the world's 7th largest manufacturer of PP and the largest polymer producer in India with a domestic market share of 42%.

During the quarter, production volumes of PP, PE and PVC decreased 1% to 469,000 tonnes primarily due to scheduled maintenance shutdown of Cracker and downstream plants at Hazira.



RIL operates one of the world's largest and most efficient, multi-feed cracker at its Hazira petrochemicals complex. During the quarter, Reliance produced 162,000 tonnes of ethylene, representing a decrease of 24% over corresponding previous period and 77,000 tonnes of propylene, representing a decrease of 23%. The decrease in production is due to the planned shut down of cracker plant during the quarter.

Chemicals

During the quarter, Linear Alkyl Benzene (LAB) production was 30,000 tonnes, higher by 3% compared to the corresponding previous quarter. Reliance has a market share of 28% in LAB.

The Butadiene plant at Hazira produced 17,000 tonnes. The production was lower due to the shut down of cracker.

Financial Review:

Turnover for the quarter increased by 32% from Rs 19,884 crore to Rs 26,166 crore (US$ 5,683 million). Net Turnover for the quarter increased by 38% from Rs 17,784 crore to Rs. 24,522 crore (US$ 5,326 million).

Other income decreased from Rs.194 crore to Rs. 44 crore (US$ 10 million) on account of decrease in interest income due to utilization of surplus funds primarily for investment in RPL

Consumption of raw materials increased by 34% from Rs 13,540 crore to Rs 18,152 crore (US$ 3,943 million) primarily on account of higher crude prices.

Employee cost increased by 26% from Rs 253 crore to Rs 318 crore (US$ 69 million). This increase was mainly on account of performance linked incentives and increments. Reliance's employee cost as a percentage of sales is at 1.2%, which is very competitive in its global peer group.

Other expenditure which also includes conversion costs, selling expenses, sales tax, repairs and maintenance, excise duty on stock, and establishment expenses increased by 28% from Rs 1,915 crore to Rs 2,442 crore (US$ 530 million). This increase was primarily on account of higher sales tax and freight expenses on retail marketing of petroleum products, and higher repairs & maintenance expenses due to the planned shutdown of our refinery and cracker plant.

Operating profit before other income increased by 19% from Rs 3,566 crore to Rs. 4,237 crore (US$ 946 million). Despite higher selling prices our operating profits were impacted due to higher raw material cost. Net operating margin during the quarter was 17.3% compared to 20.1% in the corresponding previous quarter.

Interest expenditure increased by 12% from Rs 237 crore to Rs. 266 crore (US$ 58 million) on account of increase in borrowings and exchange differences. The outstanding debt as on 30th June 2006 was Rs 23,428 crore (US$ 5,089 million) compared to Rs 21,866 crore as on 31st March 2006 and Rs 17,663 crore on 30th June 2005. Net gearing during the quarter was 29%

compared to 25% on 31st March 06 and Interest cover during the quarter was 8.1 compared to 7.7 on 31st March 2006. RIL has a highest credit rating of AAA from Crisil, and investment grade rating of Baa2 and BBB from Moody's and S&P respectively. RIL's international rating from both Moody's and S&P is above the sovereign rating of India.

Depreciation charge for the quarter was Rs. 907 crore (US$ 197 million) as against Rs. 791 crore in the corresponding previous quarter. This increase is primarily on account of depreciation on assets capitalised during the last quarter of 2005-06.

Profit before tax increased by 14% from Rs 2,732 crore to Rs 3,108 crore (US$ 675 million).

Provision for taxation increased by 45% from Rs 246 crore to Rs 356 crore (US$ 77 million), which includes Fringe Benefit Tax paid of Rs 5.5 crore (US$ 1 million). Provision for deferred tax increased by 17% from Rs 176 crore to Rs. 205 crore (US$ 45 million).

Profit after taxation increased by 10% from Rs 2,310 crore to Rs. 2,547 crore (US$ 553 million).

Capital expenditure during the quarter was over Rs 1,900 crore (US$ 413 million) primarily on account of exploration & production, implementation of value maximization projects and other capital expenditure.

During the quarter RIL acquired 90 crore equity shares of Reliance Petroleum Ltd (RPL) at Rs 60 per share. Consequent to RPL's 20% share issue to public and 5% stake sale to Chevron by RIL, RIL now holds 75% equity stake in RPL at an investment of Rs 6,750 crore (US$ 1,466 million).

The Audit Committee reviewed the above results. The Board of Directors at its meeting held on 20th July 2006 approved the above results and its release.


Reliance

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2006	2005	2006 (Audited)
1.	Turnover	26,166	19,884	89,124
	Less: Excise Duty / Service Tax recovered	1,644	2,100	7,913
	Net Turnover	24,522	17,784	81,211
2.	Other Income	44	194	683
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	(627)	(1,490)	(2,131)
	(b) Consumption of raw materials / traded goods	18,152	13,540	58,343
	(c) Staff cost	318	253	978
	(d) Other expenditure	2,442	1,915	9,722
4.	Interest and finance charges	266	237	877
5.	Depreciation	907	791	3,401
6.	**Profit before tax**	**3,108**	**2,732**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	356	246	931
8.	Provision for Deferred Tax	205	176	704
9.	**Net Profit**	**2,547**	**2,310**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			43,761
12.	Earnings per share (of Rs. 10)			
	Basic	18.3	16.6	65.1
	Diluted	18.3	16.6	65.1

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com


Reliance

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 490 crore (US$ 106 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 8 crore (US$ 2 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

3. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 3 crore for the quarter

4. Provision for Current Tax includes, Provision for Fringe Benefit Tax of Rs 6 crore (US$ 1 million) (Previous Year Rs 5 crore)

5. There were no investors' complaints pending as on April 1, 2006. All the 1,654 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th June 2006.

6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 20th July 2006 approved the above results and its release.

7. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th June, 2006.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com


Reliance

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2006

Rs. Crores

Sr. No		Quarter Ended 30th June		Year Ended 31st March
		2006	2005	2006 (Audited)
1.	**Segment Revenue**			
	- Petrochemicals	9,787	6,670	32,802
	- Refining	20,862	16,095	71,117
	- Others	530	413	1873
	Gross Turnover (Turnover and Inter Segment Transfers)	**31,179**	**23,178**	**105,792**
	Less: Inter Segment Transfers	5,013	3,294	14,854
	Turnover	**26,166**	**19,884**	**90,938**
	Less: Excise Duty Recovered on Sales	1,644	2,100	7,913
	Net Turnover	**24,522**	**17,784**	**83,025**
2.	**Segment Results**			
	- Petrochemicals	1,087	882	4,713
	- Refining	2,035	1,788	5,916
	- Others	284	219	1,112
	Total Segment Profit before Interest and Tax	**3,406**	**2,889**	**11,741**
	(i) Interest Expense	(266)	(237)	(935)
	(ii) Interest Income	22	143	492
	(iii) Other Unallocable Income Net of Expenditure	(54)	(63)	(270)
	Profit before Tax	**3,108**	**2,732**	**11,028**
	(i) Provision for Current Tax	(356)	(246)	926
	(ii) Provision for Deferred Tax	(205)	(176)	704
	Profit after Tax	**2,547**	**2,310**	**9,398**
3.	**Capital Employed**			
	- Petrochemicals	29,042	9,023	31,039
	- Refining	40,035	22,204	35,688
	- Others	7,084	16,920	6,502
	- Unallocated Corporate	4,296	16,662	6,570
	Total Capital Employed	**80,457**	**64,808**	**79,799**

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com


Reliance

Notes to Segment Information for the quarter ended June 30, 2006:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

   - Oil and Gas
   - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

04

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2006 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. July 20, 2006.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. ✆ 55620227, 30621888
• E-mail : hyderabad@haribhaktigroup.com • Website : www.haribhaktigroup.com • Telefax : 55620277

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2006**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	3 11 89 839	02.238
13	Held in dematerialised form in NSDL	128 96 88 643	92.550
14	Physical	7 26 29 559	05.212
15	Total No. of Shares (12+13+14)	139 35 08 041	



16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	66	3 511	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	23	1 588	Delay in receipt of Physical DRF & Share Certificates from DP
	571	34 237	Processed Under NOL
	81	5 645	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**741**	**44 981**	
Pending for more than 21 days	5	236	Non - receipt of Physical DRF & Share Certificates from DP
Total	**5**	**236**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 20, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 35	July 20, 2006	Disclosure of Shareholding Pattern
2	Clause 49	July 13, 2006	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attention : Ms. Chitra Sekhar (DCS-CRD)
Scrip Code : 500325

Fax No 2272 3121 / 2272 2037

The Manager
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No 2659 8237 / 38

Dear Sirs,

Sub : **Shareholding Pattern as on June 30, 2006**

We send herewith Shareholding Pattern of Equity Shares of the Company as on June 30, 2006, in terms of the revised Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel sheets to 'corp.relations@bseindia.com'.

Kindly take the same on record.

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 **Quarter ended : 30th June 2006**

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	6	10586013	10586013	0.79	0.76
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	41	579120991	579120006	43.30	41.56
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify) [Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)]	1	104660154	104660154	7.82	7.51
	Sub - Total (A) (1)	**48**	**694367158**	**694366173**	**51.91**	**49.83**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)	0	0	0	0.00	0.00
	Sub - Total (A) (2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**48**	**694367158**	**694366173**	**51.91**	**49.83**
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	366	32258735	31763853	2.41	2.31
(b)	Financial Institutions / Banks	451	1982196	1853354	0.15	0.14
(c)	Central Government / State Government(s)	59	1077815	56256	0.08	0.08
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	75540917	75530873	5.65	5.42
(f)	Foreign Institutional Investors	633	275504446	275379097	20.60	19.77
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	**1530**	**386364109**	**384583433**	**28.89**	**27.73**
(2)	**Non-institutions**					
(a)	Bodies Corporate	9294	60714683	57654594	4.54	4.36
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	1961093	164207525	103385749	12.28	11.78
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	445	19946658	17901207	1.49	1.43
(c)	Any other (specify)					
	i.NRIs/OCBs	17628	11909835	6999003	0.89	0.85
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	**1988460**	**256778701**	**185940553**	**19.20**	**18.43**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**1989990**	**643142810**	**570523986**	**48.09**	**46.15**
	TOTAL (A) + (B)	**1990038**	**1337509968**	**1264890159**	**100.00**	**95.98**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	55998073	55988323		4.02
	GRAND TOTAL (A) + (B) + (C)	**1990039**	**1393508041**	**1320878482**		**100.00**

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A



I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Smt.K D Ambani	36 65 227	0.26
2	Shri.M D Ambani	18 07 923	0.13
3	Smt.Nita Ambani	16 99 073	0.12
4	Ms.Isha M Ambani	16 82 195	0.12
5	Master Akash M Ambani	16 81 595	0.12
6	Master Anant M Ambani	50 000	0.00
7	Eklavya Mercantile Private Limited	6 13 37 013	4.40
8	Ekansha Enterprise Private Limited	5 44 83 332	3.91
9	Bhumika Trading Private Limited	5 48 49 721	3.94
10	Bahar Trading Private Limited	4 33 28 996	3.11
11	Anumati Mercantile Private Limited	4 31 09 368	3.09
12	Reliance Enterprises Limited	4 13 35 683	2.97
13	Madhuban Merchandise Private Limited	3 42 33 723	2.46
14	Sanatan Textrade Private Limited	3 41 27 009	2.45
15	Amur Trading Private Limited	3 30 04 017	2.37
16	Tresta Trading Private Limited	3 29 11 094	2.36
17	Ornate Traders Private Limited	3 22 07 491	2.31
18	Reliance Chemicals Private Limited	3 11 19 999	2.23
19	Reliance Polyolefins Private Limited	3 05 97 462	2.20
20	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
21	Lazor Syntex Private Limited	1 40 32 075	1.01
22	Aavaran Textiles Private Limited	1 32 58 167	0.95
23	Pams Investments and Trading Company Private Limited	31 84 983	0.23
24	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
25	Rajlaxmi Securities Private Limited	14 52 100	0.10
26	Reliance Welfare Association	11 70 734	0.08
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Fiery Investments and Leasing Private Limited	1 150	0.00
31	Clarion Investments and Trading Company Private Limited	1 060	0.00
32	Hercules Investments Private Limited	1 000	0.00
33	Nikhil Investments Company Private Limited	1 000	0.00
34	Orson Trading Private Limited	1 000	0.00
35	Real Fibres Private Limited	1 000	0.00
36	Dainty Investments and Leasings Private Limited	210	0.00
37	Jagdanand Investments and Trading Company Private Limited	150	0.00
38	Jagdishvar Investments and Trading Company Private Limited	100	0.00
39	Kankhal Investments and Trading Company Private Limited	100	0.00
40	Kardam Commercials Private Limited	100	0.00
41	Kedareshwar Investments and Trading Company Private Limited	100	0.00
42	Krish Commercials Private Limited	100	0.00
43	Kshitij Commercials Private Limited	100	0.00
44	Nityapriya Commercials Private Limited	100	0.00
45	Priyash Commercials Private Limited	100	0.00
46	Pusti Commercials Private Limited	100	0.00
47	Jogiya Traders Private Limited	10	0.00
48	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51
	TOTAL	**69 43 67 158**	**49.83**



I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	61559622	4.42
2	Europacific Growth Fund	20632718	1.48
	TOTAL	**82192340**	**5.90**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	N.A	N.A	N.A



II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	GDRs	27999036	55998073	4.02



II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL	NIL	NIL	NIL



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 13, 2006

Ms. Neha Gada (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : **Compliance with Clause 49 of the Listing Agreement**

We send herewith the status on Corporate Governance as on June 30, 2006, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : 30TH JUNE, 2006

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No	Remarks
	1	2	3	4
I.	Board of Directors	49 I		
(A)	**Composition of Board**	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B)	**Non-executive Directors' compensation & disclosures**	49 (IB)	Yes	Complied
(C)	**Other provisions as to Board and Committees**	49 (IC)	Yes	Complied
(D)	**Code of Conduct**	49 (ID)	Yes	Complied
II.	Audit Committee	49 II		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meetings of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 III	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Not applicable.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No	Remarks
	1	2	3	4
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosure will be made in the Annual Report for the year 2006-07.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report will be included in the Annual Report for the year 2006-07.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Complied
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2006-07. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements shall be made in the section on Corporate Governance in the Annual Report for the year 2006-07

For **Reliance Industries Limited**

Vinod M Ambani
President & Company Secretary